ALSTON & BIRD LLP

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Aaron C. Hendricson     Direct Dial 214-922-3412     Email : aaron.hendricson@alsoton.com

April 23, 2021

VIA EDGAR

Ruari Regan
James Lopez
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

    Re:    Hartman vREIT XXI, Inc.
        Post Effective Amendment to Form S-11
        Filed February 12, 2021
        File No. 333-232308

This letter sets forth the response of our client, Hartman vREIT XXI, Inc. (the “Issuer”), to the correspondence from the staff of the Securities and Exchange Commission (the “SEC”), dated March 3, 2021, which provided comments to Post-Effective Amendment No. 3 to the Issuer’s Registration Statement on Form S-11, as filed with the SEC on February 12, 2011 (“Post-Effective Amendment No. 3”). In connection with the submission of this correspondence, the Issuer publicly filed Pre-effective Amendment No. 1 to Post-Effective Amendment No. 3 with the SEC. For convenience of reference, we have included the Staff’s comments below, followed by the Issuer’s responses thereto.

Post-Effective Amendment to Form S-11

General

1.Please reconcile the $185,000,000 you appear to be registering with the $176,188,700 of shares of common stock registered on the Prior Registration Statement which you disclose remain unsold.

The Issuer has removed the “Calculation of Registration Fee” table and associated footnotes that were inadvertently included in Post-Effective Amendment No. 3.

The Issuer’s current registration statement on Form S-11 (File No. 333-232308) (the “Current Registration Statement”) was declared effective by the SEC on January 14, 2020. Pursuant to Rule 415(a)(6) of the Securities Act of 1933, as amended, the Current Registration Statement carried forward $185 million in unsold shares of the Issuer’s common stock previously registered under the Issuer’s prior registration statement on Form S-11 (File No. 333-207711). The Issuer acknowledges that the shares of common stock carried forward and registered under the Current Registration Statement cannot be subsequently increased via a post-effective amendment to the Registration Statement. The Issuer confirms that it is not attempting to make such an increase via Post-Effective Amendment No. 3 or otherwise.

2.Please provide updated financial statements for the most recent fiscal year ended December 31, 2020 or advise why you believe such financial statements are not required. It appears you had losses in the past fiscal year and in the most recent interim period. Refer to Rule 3-01(c) of Regulation S-X.
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April 23, 2021

Pre-effective Amendment No. 1 to Post-Effective Amendment No. 3 incorporates the Issuer’s financial statements for the year ended December 31, 2020, by reference to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Aaron C. Hendricson

Aaron Hendricson
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